UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Telefónica España Social Pact for Employment	2

TELEFÓNICA, S.A., (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica España has signed today a Social Pact for Employment supported by the largest trade unions. Said Pact includes the Company’s differential commitments, and is based on the following six lines of work:

1.    Equality and Diversity.
2.    New ways of Working, flexibility, productivity.
3.    Incorporation and retention of Talent.
4.    Reskilling and professional Development.
5.    Functional and geographical mobility.
6.    Plan for the voluntary individual suspension of the employment relationship.

Telefónica España seeks to promote equality and capitalize on diversity within an inclusive environment, whilst achieving gender, generational and different capabilities goals. The new ways of working, which consolidate hybrid models from a culture of trust, flexibility, contribution and productivity, will further accelerate the transformation to a more digital and prepared for the future company.

This Pact also contemplates an “Individual Suspension Plan” (PSI) of employment, fully voluntary. Employees turning 55 years or older in 2022 and with a seniority of more than 15 years may join the plan. This being the target audience, maximum percentages of adhesion differ according to the areas and have been set according to the functional surplus based on business levers.

The cost of the Plan will depend on the degree of acceptance, although it is estimated that about 2,700 employees will volunteer, placing its current value at around 1,500 million euros (before taxes), amount to be accounted for in Q4’21. Average annual savings from direct expenses are estimated above 230 million euros from year 2023. In any case, the impact on cash generation will be positive from 2022, as the capture of savings since the departure of employees is expected to take place during Q1’22.

Madrid, December 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 28, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors